SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 17, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo - SABESP, headquartered at Rua Costa Carvalho, 300, in the city and State of São Paulo, with Corporate Taxpayer’s ID (CNPJ/MF) # 43.776.517/0001-80 (the “Company”), jointly with UNIBANCO – União de Bancos Brasileiros S.A., headquartered at Avenida Eusébio Matoso, 891, 19º andar, in the city and State of São Paulo (the “Lead Manager”), Banco Santander Brasil S.A., headquartered at Rua Amador Bueno, 474, in the city and State of São Paulo, Banco ABN AMRO Real S.A., headquartered at Avenida Paulista, 1374, 3º andar, in the city and State of São Paulo (jointly with the Lead Manager, the “Coordinators”), announce that, under the terms of the provision in the Brazilian Securities and Exchange Commission (“CVM”) Instruction # 400, as of December 29, 2003 (“CVM Instruction 400/2003”), they requested to CVM, on May 23, 2005, to register the public distribution of debentures of the Company’s 8th issue (“Offering”), carried out under the scope of its First Marketable Security Distribution Program (“Program”), approved by the Company’s Board of Directors at a meeting held on June 17, 2004, filed with CVM under # CVM/SRE/PRO/2004/004, as of September 17, 2004, with a duration of two (2) years and a limit of one billion and five hundred million reais (R$ 1,500,000,000.00).

The Offering

The Offering comprises six hundred thousand (600,000) unsecured simple debentures, not convertible into shares (the “Debentures”), with unit face value of one thousand reais (R$ 1,000.00) (“Unit Face Value”), totaling the amount of six hundred million reais (R$ 600,000,000.00), to be divided into two (2) tranches: three hundred thousand (300,000) Debentures in the 1st tranche (“1st Tranche Debentures”) and three hundred thousand (300,0000) Debentures in the 2nd Tranche (“2nd Tranche Debentures”). The 1st Tranche Debentures shall have compensation incurring on their Unit Face Value equivalent to the accrued daily average rates of the one-day DI – Interbank Deposits, known as “over extra group”, calculated and published by CETIP (Clearing House for the Custody and Financial Settlement of Securities), capitalized from a one whole and fifty hundredth percent (1.50%) per year, based on a 252 business day year, and maturity date determined on June 1, 2009. The 2nd Tranche Debentures shall have compensation which includes the Unit Face Value restatement according to the variation in the IGP-M – General Market Price Index, calculated and published by the Fundação Getúlio Vargas, and compensation interest determined by means of the establishment of a fixed percentage rate of ten wholes and seventy five hundredth percent (10.75%) per year, based on a 252 business day year, and with maturity date determined on June 1, 2011. The Offering was approved by the Company’s Board of Directors at a meeting held on May 19, 2005, the Minutes of which were published by the Official Gazette of the State of São Paulo and by the newspaper Folha de S. Paulo on June 3, 2005 and filed with the Board of Trade of the State of São Paulo on June 1, 2005.

The Coordinators shall carry out the public distribution of the Debentures under the scheme of firm commitment of placement. The public placement of the Debentures shall start after the registration of the Offering with the CVM and the publication of the notice of commencement of the Debentures public distribution, without early reservations, minimum or maximum investment lots.

Pursuant to the provision in the paragraph 2 of the Article 14 of the CVM Instruction # 400/03, the Company shall, at its exclusive criterion, increase the number of Debentures of each Tranche to be offered by up to twenty percent (20%) of the number of Debentures of each Tranche originally offered, that is, by up to sixty thousand (60,000) 1st Tranche Debentures and by up to sixty thousand (60,000) 2nd Tranche Debentures, without the need of a new registration request to CVM or amendment to the terms of the Offering.

Further Information

The Preliminary Supplement to the Offering and the Definitive Prospectus of the Program are available on the following Internet pages and at the following addresses of the Company and of the Coordinators: (i) Companhia de Saneamento Básico do Estado de São Paulo –SABESP, at Rua Costa Carvalho, 300, in the city and State of São Paulo, and on the Website www.sabesp.com.br; (ii) UNIBANCO – União de Bancos Brasileiros S.A., at Avenida Eusébio Matoso, 891, 18º andar, in the city and State of São Paulo and on the Website www.unibanco.com.br/prospectos; Banco Santander Brasil S.A., at Rua Amador Bueno, 474 - Bloco C, 3º andar, in the city and State of São Paulo, and on the Website www.santander.com.br; Banco ABN AMRO Real S.A., at Avenida Paulista, 1374, 14º andar, in the city and State of São Paulo, and on the Website www.bancoreal.com.br; (iii) CVM, at Rua Sete de Setembro, 111, 5º andar – Centro de Consultas, Centro, in the city and State of Rio de Janeiro or at Rua Formosa, 367, 20º andar, Centro, in the city and State of São Paulo, or on the Website www.cvm.gov.br; and (iv) São Paulo Stock Exchange – BOVESPA, at Rua XV de Novembro, 275, in the city and State of São Paulo, or CETIP – Clearing House for the Custody and Financial Settlement of Securities, at Rua Líbero Badaró, 425, 24ºandar, in the city and State of São Paulo, or on the Website www.cetip.com.br.

READ THE PROSPECTUS AND THE SUPPLEMENT BEFORE ACCEPTING THIS OFFERING.

The information included in the Preliminary Supplement to the Offering shall be analyzed by the CVM, which has not yet issued its opinion, and is subject to additions and changes. The Prospectus and Definitive Supplement will be made available to investors in the form indicated in the paragraph above and delivered to investors during the distribution period.

Further information on the Offering and the Program may be obtained from the Coordinators and the Company. Information on the Offering is detailed in the Preliminary Supplement to the Offering.

Coordinators of the Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 17, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.